Date: December 23, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C., 20549-7010
Att: Louis Rambo, Attorney
Divison of Corporation Finance

Re: China Inc.,
Registration Statement on Form S-1
Filed on September 16, 2010
File No. 333-169406

Dear Mr. Rambo, Esq.,

In response to your letter dated October 13, 2010, concerning the Registration Statement on Form S-1 filed on September 16, 2010, we provide the following responses:

Paragraph numbering used for each response corresponds to the numbering used in your comment letter.

General

1.
Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering and requires the prompt refund of the consideration paid for the securities. Unless, among other things, "the total amount due of the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9 (a)(2). Please provide us with an analysis as to how your offering is consistent with this requirement and confirm that you will comply with Rule 10b-9, including our position that " promptly", as used in Rule 10b-9 of the Exchange Act, mean the next business day or as soon as possible after the termination of the offering.

Response: The Company has revised the prospectus at section Offering on page 1.

Facing Page

2.	Please move the dealer prospectus delivery obligation to the outside back page of the prospectus delivery obligation to the outside back page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Response: The Company moved the prospectus delivery obligation to the back page of the prospectus.

Prospectus Cover Page

3.	Please delete the heading " Prospectus Summary" from the cover page.

Response: The Company has deleted the heading " Prospectus summary" from the cover page.

4.	We note your disclosure that the funds will not be held in an escrow, trust or similar account. Please tell us your rationale for not establishing an escrow account.

Response: The Company revised the prospectus cover page. The Company has established a non-interest bearing special account at Chase Bank.

5.
Please revise to clarify the disclosure in the third to last sentence of the second paragraph that there is no minimum purchase requirement. We note that the references to a 5 million share minimum may be confusing to investors.

Response: The company revised the cover page 1. A confusing sentence "no minimum purchase requirement" has been deleted.

6.	Please revise the cover page to disclose the date of the offering will end and the extent to which the offering period may be extended beyond 90 days. We note the fifth bullet-point on page 13.

Response: The Company revised the cover page for clarity. All bullet-points on page 13 has been deleted. These former bullet-points are no longer applicable to this prospectus.

7.
We note that your disclosure in the prospectus indicates that investors may not " withdraw" funds. It is not entirely clear what it means to "withdraw" funds. Please revise the cover page and throughout the prospectus to clearly state, if true, that the subscriptions are irrevocable except in the event of a material change to the offering.

Response: The Company has revised the prospectus. Our prospectus disclosed "the subscriptions are irrevocable" on page 1.

8.
We note your disclosure in the fourth bullet on page 13. if true, please revise the cover page and throughout the prospectus, as applicable, to disclosure that management, directors, and affiliates thereof, may not purchase shares in this offering in order to reach the minimum.

Response: The Company revised the prospectus. Our prospectus disclosed "management, directors, and affiliates may not purchase shares in order to reach the minimum" in the section prospectus cover on page 1 and Plan of Distribution on pages 12.

9.
We note in your website refers to the company as " Valor Solar." Please tell us how you considered the guidance in the instruction to Item 501(b) (1) of Regulation S-K and how you determined that no clarifying disclosure is necessary.

Response: The Company deleted website address throughout the prospectus. The information contained on our website does not form a part of the registration statement of which this prospectus is a part. All subsequent SEC comments regarding the website are no longer applicable.

Our Research Project (s), page 1

10.
Your risk factors must immediately follow a one-page cover and a prospectus summary. While we do not object to the location of your table of contents, the disclosure on pages 1 and 2 should be deleted or relocated to another section of your document

Response: The Company deleted pages 1 and 2 as you requested. All subsequent SEC comments regarding the contents from pages 1 and 2 are no longer applicable.

11.
Please provide objective, independent support for your statements regarding the efficiency, cost and effectiveness of cadmium telluride as a semiconductor and any other unsubstantiated statements in the prospectus.

Response: The Company deleted pages 1 and 2 that contained unsubstantiated statements and other unsubstantiated statements throughout the prospectus.

12.
Please revise your prospectus to clarify whether other companies currently use or are developing cadmium telluride for use in commercially available solar panels and clarity what you mean by the disclosure that your ongoing research and development projects "discovered" cadmium telluride as a semiconductor for solar energy.

Response: This SEC comment is no longer applicable. Please see our response to comment 10.

Our Products, page 2

13.
We note that you have included disclosure regarding Ningbo's products under this Caption. Please revise your prospectus to clearly distinguish between the products you intend to develop and the products that you intend to sell on behalf of other company.

Response: This SEC comment is no longer applicable. Please see our responses to comment 10.

14.
If you elect to retain the references to quality tests and certificates currently at the bottom of page 2 in your prospectus, please clarify the meaning of the tests and certificates and the entities that govern them.

Response: This SEC comment is no longer applicable. Please see our responses to comment 10 .

Our Business, Page 3

15.	Please revise the first paragraph under this heading to disclose your revenues and net income (loss) for the most recently completed fiscal year and the applicable stub period.

Response: The Company has revised the first paragraph on page 4.

16.
We note that you include your internet address in this section and throughout the remainder of your document. Please note section 11.A.4 of SEC Release 33-7856 ( April 28, 2000) regarding your obligations when including interest addresses in your documents. For example, refer to the filing obligation mentioned in footnote 41.

Response: SEC comment is no longer applicable. Please see our response to comment 9.

17.	Please tell us how you determined that the statement under the " Investor Relations" tab on your website is consistent with Section 5 of the Securities Act.

Response: This SEC comment is no longer applicable. Please see our response to comment 9.

18.
Based on your use of proceeds disclosure on page 10 and your plan of operation on page 20, it appears that you not intend to invest substantially in developing solar panel technology unless you sell the maximum amount in your offering. If you elect to highlight your plans for solar panel research, please ensure that your make clear your commitment to this technology is contingent on the amount of proceeds you receive in this offering.

Response: The Company revised Use of Proceed on pages 9 Research and Development on pages 17 and Plan of Operation on page 20.

19.
We note your reference to supply agreements with manufacturers of solar products. Please disclose the material terms of these agreements in an appropriate section of your prospectus. File these agreements as exhibits as required by Item 601 (b) (10) of Regulation S-K. Clarify whether you have agreements with manufacturers other than Ningbo.

Response: The Company revised the section Description of Business on page 14 and filed supplier agreement as exhibits.

20.	Please define the abbreviations you use in your summary, including " CdTe" and " PV".

Response: The Company defined these terms on page 4.

21.	With a view towards disclosure, please tell us whether customers can currently purchase solar panels or other products using your website.

Response: The comment is no longer applicable. Please see our response to comment 9.

22.	With a view towards disclosure, please tell us the extent to which your operations are conducted outside of the United States.

Response: The Company disclosed "Our principle operation is in the United States of America " in section Our Business on page 14.

23.
We note your disclosure in the third paragraph that your operations to date have considered of research and development activities. In an appropriate section of your prospectus, please disclose with more detail the extent of these activities, including a description of the facilities used and who conducted the research.

Response: The Company revised the section Research and Development on page 17.

24.
In the third paragraph you disclose that you have begun planned principal operations. Please reconcile with the statement on page F-6 which indicates that you have not begun planned principal operations.

Response: The Company revised the Description of Business on page 14 and reconciled with the statement on page F-6.

25.	Refer to the second to last paragraph on page 3. Please clarify whether the minimum amount to be raised by this offering will be sufficient to sustain your operations for the next 12 months.

Response: The Company revised the prospectus on page 3.

Selected Financial Data, page 4

26.	Please delete the labels " audited" from the column headings of Selected Financial Data. Alternatively, if true, you may indicate that amounts were derived from your audited financial statements.

Response: The Company revised the financial data on page 4.

Risk Factors, page 4

27.
Note that we do not believe that cursory, generic or otherwise incomplete descriptions of applicable risks are helpful to investors. Therefore, revise the risk factors section, as appropriate, to fully discuss relevant risks to investors. Consider the comments below as a non-exhaustive guide to your revisions.

Response: The Company deleted all generic description of risks factors and substituted risks factors applicable to our business operation as you requested.

28.	If true, indicate in a separate risk factor that, until the minimum amount of the offering is reached, the funds of prospective investors will be held without any interest accruing to their benefit.

Response: This comment is no longer applicable. Investors' funds will be placed in a non-interest bearing account. Please refer to the following sections: prospectus on page 1 and Plan of Distribution on page 11.

29.
We note your disclosure on page 15 that the terms of your preferred stock are at the discretion of the board of directors. Please add appropriate risk factor disclosure addressing the risks this may pose to your investors, including the effects on common shareholder's voting rights.

Response: The Company added a risk factor to address these risks. It is risk factor (6) on page 6.

30.
Please revise to explain the risk to holders of your common stock related to the authority given to your board of directors in your Article of Incorporation filed as Exhibit 3.1 to adopt, amend, or repeal the Bylaws of your corporation

Response: The Company added a risk factor to address these risks. It is risk factor (7) on page 6.

31.	Please add risk factor disclosure addressing the non-exclusivity of your distribution agreement with Ningbo as indicated in the second-to-last paragraph on page 17.

Response: The Company added a risk factor to address these risks. It is risk factor (4) on page 6.

32.	We note the second sentence of risk factor(2). Please tell us the basis for your belief that your will generate revenues within twelve months.

Response: The Company deleted this risk factor (2). It is no longer applicable. Please refer to our responses on comment 27.

33.	Please expand risk factor(3) or add additional risk factors to address any risks posted by your plan to invest in cadmium telluride, including the scarcity or cost of the material.

The Company revised these risk factors. It is risk factor (2) on page 5.

34.
Please tell us whether and when you intend to register a class of your securities pursuant to Section 12 of the Exchange Act. if you do not intend to file such a registration statement. Please disclose the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act and the effect of the automatic reporting suspension of Section 15(d) of the Exchange Act.

Response: The Company added a risk fact to address these risks. It is risk factor (12) on page 7.

35.
Please add disclosure to your business section to clarify the status of your discussions with the original equipment manufacturers and laboratories referenced in risk fact (4). Reconcile this risk factor with your disclosure elsewhere that your either have agreements in place or still need to identify potential manufacturers.

Response: The Company revised the risk factors. It is risk factor (3) on page 6.

36.	Based on your disclosure on page 23, it does not appear that your sole employee, officer and director has any experience in the solar industry. Please add appropriate risk factor disclosure.

Response: This SEC comment is not applicable. Our sole officer and director has experiences in the solar related industries.

37.	Please file the voting agreement referenced in risk factor (20) as an exhibit and disclosure the terms of the agreement in an appropriate section of your prospectus.

Response: The Company deleted risk factor (20). Please refer to our responses on comment 11.

Risks Related to This Offering, page 8

38.
Revise this section to avoid the impression that there are several officers, directors and stockholders, rather than just one. In addition, revise the disclosure the percentage of your common stock that will be owned by your officer, director and stockholder following completion of the offering in the minimum and maximum amount.

Response: The Company revised the risk factor . It is risk factor (13) on page 8.

39.
It appears that your allocation of funds for research and development and working capital will change depending upon the size of the offering. Please disclose how the allocation will change if your proceeds are somewhere between $50,000 and $300,000.

Response: The Company revised the section Use of Proceeds on page 9. Research and development will remain the same even if the proceeds from our offerings are different.

40.	Please file the promissory demand note referenced in the paragraph under the table as an exhibit. Refer to Item 601 (b) (10) (ii) (A) of Regulation S-K.

Response: The Company filed a Promissory Demand Note as an exhibit.

41.	Please revise to discuss your arrangements with United Laboratory in an appropriate section of your prospectus. File any material agreements as exhibits.

Response: The Company revised the section Description of Business on page 14. The Company also filed material agreement as exhibits.

42.
Please revise this section to disclose the intended uses of proceeds indicated under the caption." Plan of Operation" on page 20, including the construction of a warehouse and the funds to be used for creating your own " OEM" product line.

Response: The Company revised the section Plan of Operation on pages 20-21.

43.
We note your disclosure at the bottom of page 24 regarding accrued salary payable to your executive officer. With a view towards disclosure, tell us whether any of the proceeds in this offering can be used for salary or other payments to your executive officer.

Dilution, page 10

44.	Please show us how you measured net tangle book value as of June 30, 2010 for purpose of measuring dilution.
Response: The Company revised the section Dilution on page 9.

45.	As your maximum offering appears to be 30 million shares, please tell us why you present dilution assuming the sale of 50 million shares. Revise your filling as necessary.

Response: The Company revised the section Dilution section on pages 10-11.

Item 8: Plan of Distribution, page 12

46.	We note your discussion of potential changes to the terms of the offering in the second paragraph on page 13. Please revise:

Response: This SEC comment is no longer applicable. We do not intend for potential changes in the offering. The Company revised the section Plan of Distribution on pages 11-12.

47.	Please disclose the circumstances under which you may extend the offering period.

Response: The Company will not extend the offering period. Upon the expiration of the 90 days offering, we will file a separate registration statement as you suggested.

48.
We note the first sentence in the third paragraph on 13. Please tell us what you mean by a new offering. In addition, please tell us how you will determine when a new offering has been made and describe the legal analysis you will undertake to determine whether it is appropriate to register a new offering by post- effective amendment rather than on a separate registration statement.

Response: The Company deleted the first sentence in the third paragraph on pages 11-12. Upon the  expiration of the 90 days offering, we will file a separate registration statement as you suggested.

49.	Please tell us whether the list of material changes in the second paragraph of page 13 is intended to be exhaustive. If not, revise accordingly to clarify.

Response: This comment is no longer applicable. This Company will not extend the offering period. The Company deleted the second paragraph of pages 11-12.

50.
We note the first paragraph on page 14. Please provide a more detailed discussion as to whether Tian Jia will be deemed a broker-dealer. You discussion should provide factual and legal analysis rather than conclusive statement.

Response: The Company revised the section Plan of Distribution on pages 11-12.

51.	Please clarify that Tian Jia is selling only on behalf of the company and not on her own behalf.

Response: Tian Jia is selling only on behalf of the Company and not on her own. The Company revised the section Plan of Distribution on pages 11-12.

52.
In the first sentence on page 13, you state that Tian Jia " will have access to account." Please clarify the meaning of this phrase and whether the funds may be accessed or otherwise used for any purpose whatsoever prior to completion of the offering. Please also disclose who has signature power over the account and who determines whether the minimum offering requirements are satisfied. File a copy of any additional instruction or rule that is provided to the company or any third parties or employees involved in administering the investor funds.

Response: The Company revised the section Plan of Distribution on page 11. We disclosed " Tian Jia has the  sole signature power over this special account.".

53.
We note that the subscription funds will be placed in an interest-bearing account; however, you disclose that funds will be returned without interest. Please revise to disclose to whom the interest will be paid.

Response: The company revised the prospectus on page one. We disclosed "subscription funds will not be placed in a interest-bearing account ". This SEC comment is no longer applicable.

Procedures for Subscribing, page 14

54.	Please disclose where the subscription agreement subscription check should be sent.

Response: The Company revised the section Procedures for Subscribing on page 12.

Right to Reject Subscription, page 14

55.	With a view towards disclosure, please tell us why you would reject a subscription.

Response: This SEC comment is no longer applicable. The Company deleted the section Right to Reject Subscription on former page 14.

Voting Rights, page 15

56.	We note that your disclosure under "voting Rights" is largely duplicative of your disclosure under " Non-Cumulative Voting" on page 14. Please make appropriate revisions.

Response: The Company deleted the section Voting Rights, a duplicative disclosure, as you requested.

Shares Eligible for Future Sale, page 15.

57.	Please revise to describe the volume limitations of Rule 144 on the sale of the securities.

Response: The Company revised the section Shares Eligible for Future Sale on page 13.

Anti-Takeover Provisions, page 16

58.
Please describe any provision of your Articles of Incorporation or Bylaws that would have an effect of delaying, deferring, or preventing a change in control. We note, for example, the board's power to set the size of the board in Section 2 article 11 of exhibit 3.2.

Response: The Company revised the section Anti-Takeover Provisions on page 13.

Description of Business, page 16

59.
Please substantially revise this section to comply with Item 101 of Regulation S-K. For example, revise to clarify the development of your business since your incorporation in 2008. The disclosure should clearly describe the current state of your business, including sources of revenues and distribution arrangements. Note that the comments below are intended to provide a non-exhaustive guide for your revisions.

Response: The Company revised the section Description of Business on pages 14-18.

60.	Please disclosure whether you currently have any sources of Cadmium telluride and, if so, identify your sources. If not, add risk factor disclosure.

Response: The company revised the section Description of Business on pages 14-18.

61.
Refer to the last sentence on page 16. Please revise to clarify whether you currently have any original equipment manufacturers arrangement. If so, disclose the terms of the arrangement and file it as an exhibit.

Response: The company revised the section Description of Business. We filed the Agreement as exhibit.

Competition, page 17

62.	Please revise to clarify your competitive position within your industry or industries and to specify the industry that you intend to compete in.

Response: The Company revised the section Competition on page 15.

We disclosed "The principal methods of competition among PV participants are price per Watt, production capacity, conversion efficiency and reliability. We believe that we compete favorably with respect to these factors."

63.	Please disclose whether Ningbo's or any of your suppliers' solar panels are available through other retailers.

Response: The Company revised the section Competition on page 15.

    We disclosed, " One of our suppliers, Ningbo Solar, already established its distribution center in California. We are not an exclusive distributor of Ningbo Solar"

Business Strategy, page 17

64.	Your disclosure in the last paragraph on page 16 indicates that your initial strategy is to sell the products of other vendors and manufacturers. Please address this prong of your strategy.

Response: The Company revised the section Business Strategy on page 15.

We disclosed, "Our initial strategy is to sell the products of other vendors and manufacturers that will give us more time to gauge the consumer preferences and drastically reduced our initial research and development expenses. "

Our Products, page 17

65.
Please provide us with objective, independent support of your statements regarding the products described here, including the statements regarding their quality, pricing per watt, and warranties. quantify where possible.

Response: The Company revised the section Our Products on page 16.

We disclosed, " Ningbo modules have passed several independent quality tests and granted with certificates such as United Laboratory (UL) and California Department of Energy approved solar manufacturer's list."

66.	Please revise to provide a more detail discussion regarding the specific products you are offering or intend to offer. We note that your website appears to list numbers solar panel models.

Response: This SEC comment is not longer applicable. Please see our responses on Comment 9.

67.	We note your reference to solar hot water heaters on page 16. Please provide a discussion of all of the products you intend to offer.

Response: The Company revised the section Our Products on page 16. We discontinued the solar hot water heaters products.

Vendors and Manufacturers, page 17

68.
We note your disclosure that you have obtained solar panels mainly from Ningbo. Please revise to clarify whether you mean that you have already received delivery of solar panels and if so where you are storing them. Also, if you have received panels from manufacturers other than Ningbo, please revise to make this clear and identify your other sources of panels.

Response: The company revised the section Vendors and Manufacturers on page 16.

69.	Please revise to discuss the material terms of your agreement with Ningbo and file the agreement as an exhibit.

Response: The Company revised the section Vendors and manufacturers on pages 14-18 and filed a supplier agreement as exhibits.

70.
Please revise to discuss the material terms of your research and development agreements with institutions of higher learning, including the terms of such arrangements and fees or royalties that may be payable by you as a result of this support. File the agreements as exhibits.

Response: The Company revised the section Vendors and manufacturers on page 16 and filed a royalty Agreement as exhibits.

Customer Profiles, page 17

71.	We note that you have not generated revenues to date. With a view to disclosure, please tell us whether the groups identified are your current customers or the customers that you intend to pursue.

Response: The Company revised the section Customer Profiles on pages 17.

Research and Development, page 18

72.	Please provide an estimate of the amount spent on research and development during your last two years.

Response: The Company revised the section Research and Development on page 17.

73.	Please revise to clarity the status of the products referenced here. Refer to Item 101(h)(4)(iii) of Regulation S.K.

Response: The Company revised the section Research and Development on page 17.

Government Regulation, page 18

74.	Please describe in more detail the regulations that will impact your business and disclose the effect of those regulations.

Response: The Company revised the section Government Regulation on page 18.

Dependence on Government Subsidies, page 19

75.	Please revise to clarify whether you have qualified for any government subsidies or incentives.

Response: The Company revised the section Dependence on Government Subsidies on page 18.

Legal Proceedings, page 19

76.	Please revise to clarify whether you are subject to any material legal proceedings.

Response: The SEC comment is not applicable. Our sole Officer and Director is subject to any material legal proceedings for the last 5 years. Please refer to Legal Proceedings on page 19.

Management's Discussion and Analysis of Financial Conditions, page 20

77.
Please revise to disclose the material terms of your arrangements with venture capital firms referenced in the last sentence of the second paragraph of this section, and file the agreement as exhibits.

Response: The Company revised the section Limited Operating History on page 21. We have not finalized our discussions with public relation firms. No material agreements are ready to file as exhibits.

Plan of Operation, page 20

78.	We note one of your goals is to create your own website. Please explain, given your disclosure that you already have a website.

Response: This SEC comment is no longer applicable. Please see our response in comment 9.

79.	Please explain what you meant by discovering alternative semiconductor materials. do you mean materials other an Cadmium telluride ?

Response: The Company deleted inappropriate words, " discovering alternative semiconductor materials"  in section Plan of Operation on page 20.

80.	Please expand your disclosure to explain how you arrived at the estimated completion dates and costs for the goals disclosure here.

Response: The company expanded the section Plan of Operation on pages 20-21.

Limited Operating History, page 21

81.
Please reconcile the disclosure here that implies that you have yet to identify manufacturers with your disclosure in the third sentence in the second paragraph under "Our Business" on page 3 that implies you already have agreements in place.

Response: The Company reconciled the disclosures in section Result of Operation on page 21 and in section Our Business on page 3.

Results of Operations, page 21

82.
Your financial statements suggest that substantially all of your operating expenses are accrued salaries due Ms. Jia, in the amount of $12,500. Please provide clarifying disclosure in MD & A that further describes the actual composition of your expenses.

Response: The Company revised the sections Results of Operations and MD & A.

83.
MD&A indicates that you have incurred a loss since inception of $25,250. However, your financial statements show a cumulative loss of $12,564. Tell us the reasons for the discrepancy and revise your filing as necessary.

Response: The Company revised the sections Results of Operations and MD & A to reconcile the discrepancy.

84.
You indicate that you have incurred costs for legal fees, audit fees, marketing research and research and development. However, based on your financial statements, your expenses appear to be substantially all accrued salary due your sole shareholder. Accordingly, tell where these other costs are recorded in your financial statements.

Response: These administrative expenses will be included in our updated financial statements as of September 30, 2010. The initial research and development activities in China was based on a percentage of gross revenue.

Liquidity and Capital Resources, page 21

85.	Please add disclosure that describes the convertible note payable to your sole shareholder, including its terms and provisions.

Response: The Company revised section Liquidity and Capital Resources on page 21.

86.
Please revise to discuss your liquidity needs for the next 12 months. Discuss how you determined the minimum and maximum amounts of this offering, and explain the effect on your liquidity if you do not raise the maximum amount.

Legal Proceeding, page 22.

87.	We note that your disclosure in these sections is duplicative of disclosure appearing on page 19, Please revise accordingly.

Response: The Company deleted section Legal Proceeding, a duplicative disclosure, on page 19.

Directors, Executive Officers, page23

88.	Please revise to clarify whether Tian Jia is a United States citizen or resident.

Response: The Company revised the section Executive Officer on page 22.

89.	We note your disclosure on page 6 that your executive officer only intends to devote 15 hours per week to the company. Please revise to clarify how she will devote the rest of her time.

Response: The Company revised the section Executive Officer on page 22.

90.	Please revise to clarify whether Tian Jia still works at Great Wall builders and describe in more detail her duties there.

Response: The Company revised the section Executive Officer on page 22.

91.	With a view towards clarified disclosure, please tell us the relation of your executive officer to

•	Valor Solar Company, CIK 0001445147, and
•	Apple Solar, CIK 0001445148

Response: The Company revised the section Executive Officer on page 22.

92.
Please provide a discussion of the specific experience, qualifications, attributes or skills that led to your conclusion that tian Jia should serve as your director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Response: The Company revised the section Executive Officer on page 22.

Summary Compensation Table, page 23

93.
We note that the disclosure preceding the table says that it summarized compensation earned by your executive officer. Please revise the table to include the accrued salary referenced in the last sentence on page 24, or tell us why it is not necessary to include this compensation in the table.

Response: The Company revised the section Summary Compensation Table on page 23.  We added a footnote underneath the table "accrued salary payable to our officer."

Security Ownership, page 24

94.	Please disclose the address of the beneficial owner of your securities.

Response: The Company disclosed the address of the beneficial owner on page 23.

Certain Relationships and Related Transactions, page 24

95.	Revise the second and third paragraphs of this section to disclosure the materials terms of the agreements mentioned.

Response: The Company revised the section Certain Relationships and Related Transactions on page 24.

Financial Statements

96.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response: As per advise from SEC accounting reviewer, Mr. Gary Todd, the Company updated our financial statements through September 30, 2010.

97.
Please tell us why the headers to some of the individual financial statements indicate that the statements are " condensed,". Tell us the basis in GAAP or Regulation S-X for presenting ' Condensed" audited financial statements.

Response: The Company has revised the financial statements' headers for consistency.

98.
We note that some headers of individual financial statements are labeled 'audited" while other headers are not labeled 'audited" even when those individual financial statements are included in the scope of the audit report. to the extent individual financial statement are included in the scope of the audit report, please delete the referenced labels from the column headers.

Response: The Company has deleted the referenced labels from the column headers.

Report of Independent Registered Public Accounting Firm, page F-1

99.	Please ask your auditors to revise the audit report for the following:
•	The first sentence of the audit report has typographical problems and is not understandable as written. Please appropriately revise.
•	In the third paragraph please revise to also opine on the results of operations and cash flows for the individual annual periods presented in the filings

Response: The auditors have revised the audit report accordingly.

Condensed Balance sheet, page F-2

100.	Please delete the unlabeled line from the equity section of the balance sheet. alternatively, revise to clarify what that item represents.

Response: The Company deleted the unlabeled line.

Statement of Operations, page F-3

101.
You disclose that you issued 45 million shares for land in May 2009. Tell us how weighted average shares outstanding for the year ended June 30,2009 is 45 million if the shares were not issued until May 2009. Explain the basis in GAAP for your view.

Response: The Company revised the financial statements on page F-3. The company issued 45 million shares for land in May 2008.

102.	Please delete the "S" signs from the number of weighted average shares.

Response: The Company deleted the "S" signs.

103.
On page 1 you disclose that you have on-going research and development projects. You further disclose on page 18 that you have arrangements with entities in China to perform research and development. Tell us how the cost of the research and development is reflected in your financial statements. In that regard, we note that your operating expenses appear to be substantially all accrued salary due to Ms. Jia.

Response: Our research and development activities in China is based on percentage of gross revenue. We have not generate any revenues, -0- expenses applied to research and development.

Condensed Statement of Cash Flows, page F-4

104.
You present proceeds from a related party borrowing as an operating activity. Please tell us why the proceeds from the related party borrowing is not a financing activity under FASB Codification Topic 230.

Response: The Company revised the proceeds from the related party borrowing as a financing activity.

Statement of Stockholder's Equity, page F-5

105.
You indicate that your company was incorporated as of May 30,2008. Please describe to us your initial capitalization. Explain why there are no shares issued and outstanding as of the incorporation date.

Response: We revised the Stockholder's Equity on page F-5. The initial capitalization was the issue of 45 million shares in exchanged for the land assets. The 45 million shares was issued and outstanding as of May 30, 2008.

106.	Please revise to add subtotals that agree with the corresponding balance sheet amounts as of each reporting period end.

Response: The Company revised the Statement of Stockholder's Equity.

107.
The equity statement indicates that you issued 45 million shares for the land asset in May 2009. However, the format of the equity statement shows the transaction occurring after the caption "Balance-June 30, 2009."

Response: The Company revised the Statement of Stockholder's Equity on page F-5. It was a typographical error. The 45 million shares exchanged for the land asset was issued in May 2008.

108.	As a related matter, please add a financial statement footnote that describes the issuance. What the Company received in return, how the transaction was valued and the accounting applied.

Response: The Company added financial statement footnote 5 on page F-10.

109.	In that regard, we note that you issued the 45 million shares to your sole shareholder in exchange for land. With respect to this transaction. Please respond to the following:

•	Tell us how the $83,938 assigned to the land was determined.
•
Tell us how the accounting considers the guidance from SAB Topic 5-G. Under the cited guidance, transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of a company's historical cost basis determined under GAAP.

•	Tell us Ms. Jia's basis in the land, as determined by GAAP

Response: (a) We applied SAB Topic 5-G as a guide for our treatment of nonmonetary assets transferred to the Company and (b) Ms. Jia is the founder of the Company. Founder's shares may not apply to SAB Topic 5-G. (c) Ms. Jia based the historical cost of $83,938 to determine the transfer of nonmonetary assets.

110.
You disclose on page 3 that you have entered into supply agreements with manufacturers of solar products. Please tell us whether you have any specific performance obligations or financial commitments under those agreements. If so, please tell us about those performance obligations and financial commitments, including the accounting applied.

Response: There were no minimum purchase order requirements from our suppliers. Accordingly, we  do not have specific performance obligations nor substantial financial commitments with them.

111.
On page 17 you disclose that you have "obtain" solar panels mainly from Ningbo Solar. Tell us how and where the solar panels you "obtained" were recorded in the financial statements. If there is a problem with the grammatical tense of the disclosure on page 17, please appropriately revise to distinguish actual events from future plans.

Response: The company revised the prospectus on page 17.

Note 3. Income Taxes, page F-8

112.	Please revise the table of deferred taxes to present tax affected amounts.

Response: The Company revised the section Income Taxes on page F-8.

Note 5. Related Party Transactions, page F-9

113.
You disclose that you have a convertible loan from your sole shareholder. Please disclose the conversion price and all significant terms and conditions of the conversion option. If the conversion price is not fixed, disclose that fact and disclose how the conversion price is determined.

Response: The Company issued a promissory demand note and it was not a convertible loan. It was an error in description.

Item 15. Recent Sales, page 27

114.	Please provide the information required by Item 701 of Regulation s-K regarding the convertible note issued to your executive officer.

Response: This comment is no longer applicable. The Company issued a promissory demand note and not a convertible note.

Exhibits, page 27

115.	Include a reference to counsel's consent in your list of exhibits.

Response: Our Counsel has updated the consent letter as exhibits.

Exhibit 5.1

116.	Please revise the opinion to reflect that the registration statement has been filed with the Commission.

Response: Our Counsel has revised the opinion letter as exhibits.

117.	Please revise the second-to-last paragraph of the opinion to clarify. If true, that the shares will, when sold, be fully paid and non-assessable.

Response: Our Counsel has revised the opinion Letter as exhibits.

Exhibit 23.1

118.	Please include a currently dated and signed consent from your auditor in amendments to the filing.

Response: The auditor has included a consent letter as exhibits.

Signatures, page 31

119.
Please revise above the signatures to include the city and state where the signatory was authorized to sign on behalf of the company. Also, please have your controller or principal accounting officer sign the form.

Response: The Company revised the signatures portion.

Ladies and Gentleman:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, China Inc. (the “Company”) hereby requests that Security & Exchange Commission take appropriate action to cause the above referenced S-1/A Registration Statement to become effective on Friday, January 28, 2011, at 4:00 pm, EDT, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing.

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

●
the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best Regards,

China Inc.,
/s/ Tian Jia
By: Tian Jia
title: Chief Executive Officer/
Chief Financial officer

Should you have any questions or require any additional information, please contact Connie Trieu, Esq., at (504) 301-4525 or by facsimile at (504) 301-4683